UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                    SCHEDULE 13D
       Under the Securities Exchange Act of 1934

                 (Amendment Number 1)*

               School Specialty, Inc.
                  (Name of Issuer)

        Common Stock, par value $0.001 per share
             (Title of Class of Securities)

                       807864103
                    (CUSIP Number)

                   Steven M. Kleiman
              c/o Zazove Associates, LLC
                   1001 Tahoe Blvd.
            Incline Village, Nevada 89451
                    (775) 886-1500
    (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                     July 11, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103


1.	Names of Reporting Persons

	ZAZOVE ASSOCIATES, LLC

2.	Check the Appropriate Box if a Member of a Group

	(a)  0
	(b)  X
3.	SEC Use Only


4.	Source of Funds

	OO

5.	Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)

	[ ]

6.	Citizenship or Place of Organization

	DELAWARE

Number of            7.  Sole Voting Power                264,073
Shares
Beneficially         8.  Shared Voting Power                    0
Owned by
Each                 9.  Sole Dispositive Power           264,073
Reporting
Person
With                 10. Shared Dispositive Power               0


11.	Aggregate Amount Beneficially Owned by Each
        Reporting Person

	264,073

12.	Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares

	[ ]

13.	Percent of Class Represented by Amount in Row (11)

	26.4%

14.	Type of Reporting Person

	IA

CUSIP No. 807864103

1.	Names of Reporting Persons

	ZAZOVE ASSOCIATES, INC.

2.	Check the Appropriate Box if a Member of a Group

	(a)  0
	(b)  X
3.	SEC Use Only


4.	Source of Funds

	OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

	[ ]

6.	Citizenship or Place of Organization

	ILLINOIS


Number of            7.  Sole Voting Power                264,073
Shares
Beneficially         8.  Shared Voting Power                    0
Owned by
Each                 9.  Sole Dispositive Power           264,073
Reporting
Person
With                 10. Shared Dispositive Power               0



11.	Aggregate Amount Beneficially Owned by Each
        Reporting Person

	264,073

12.	Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares

	[ ]

13.	Percent of Class Represented by Amount in Row (11)

	26.4%

14.	Type of Reporting Person

	CO, HC


CUSIP No. 807864103


1.	Names of Reporting Persons

	GENE T. PRETTI

2.	Check the Appropriate Box if a Member of a Group

	(a)  0
	(b)  X
3.	SEC Use Only


4.	Source of Funds

	OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

	0

6.	Citizenship or Place of Organization

	UNITED STATES


Number of            7.  Sole Voting Power                264,073
Shares
Beneficially         8.  Shared Voting Power                    0
Owned by
Each                 9.  Sole Dispositive Power           264,073
Reporting
Person
With                 10. Shared Dispositive Power               0


11.	Aggregate Amount Beneficially Owned by Each
        Reporting Person

	264,073

12.	Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares

	[ ]

13.	Percent of Class Represented by Amount in Row (11)

	26.4%

14.	Type of Reporting Person

	IN, HC

CUSIP No. 807864103

Item 1.  Security and Issuer

This statement relates to the common stock, par value
$0.001 per share (the "Common Stock"), of School Specialty,
Inc., a Delaware corporation (the "Issuer").

The address of the principal executive office of the Issuer is W6316 Design Drive, Greenville, Wisconsin 54942.

Item 2.  Identity and Background
         (a) This statement is filed by:

       	     (i)   Zazove Associates, LLC, a Delaware
                   limited liability company;

             (ii)  Zazove Associates, Inc., an Illinois
                   corporation; and

       	     (iii) Gene T. Pretti.

Each of the foregoing is referred to as a "Reporting
Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting
Persons are hereby filing a joint Schedule 13D.

          (b) The principal address of each of the Reporting
Persons is 1001 Tahoe Blvd., Incline Village, NV 89451.

          (c) Zazove Associates, LLC, a Delaware limited liability company, is a registered investment advisor. The shares of Common Stock reported herein are held in accounts over which Zazove Associates, LLC has discretionary authority (the "Managed Accounts"). Zazove Associates, Inc., an Illinois corporation, is the managing member of Zazove Associates, LLC. Gene T. Pretti is a control person of Zazove Associates, Inc. and CEO and Sr. Portfolio Manager of Zazove Associates,
LLC.

          (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Gene T. Pretti is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

       As further described in Item 4 below, the Reporting
Persons acquired the shares of Common Stock reported herein pursuant to the Plan (as defined below) and Confirmation Order
(as defined below).

       Pursuant to the Plan and Confirmation Order, (i) each lender holding loans ("DIP Loans") under the Ad Hoc DIP Facility (as defined in the Plan) received its pro rata portion (based on its holdings of DIP Loans) of 65% of the Common
Stock to be issued when the Issuer emerged from bankruptcy, and (ii) each holder of Notes (as defined in the Plan) received its pro rata portion (based on its holdings of Notes) of 35% of the Common Stock to be issued when the Issuer emerged from bankruptcy on June 11, 2013 (the "Effective Date"). As of the Effective Date and immediately prior to the Issuer's emergence from bankruptcy, Zazove Associates, LLC had discretionary authority with regard to the Managed Accounts that held approximately $50,121,591 of DIP Loans and approximately $46,535,000 of Notes. Those Managed Accounts received
313,598 shares of Common Stock upon the Issuer's emergence from bankruptcy. As provided for in the Plan and Confirmation Order, the DIP Loans and Notes were cancelled.

      The source of funds used to acquire the DIP Loans and Notes were working capital of the Managed Accounts.

Item 4.  Purpose of Transaction

       On January 28, 2013, School Specialty, Inc., a
Wisconsin corporation, and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions (Case No. 13-10125) in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On May 23, 2013, (i) the Debtors filed the Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan") with the Bankruptcy Court, and (ii) the Bankruptcy Court entered an order confirming the Plan, and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013 (such order, the "Confirmation Order").

       Pursuant to the Plan and Confirmation Order, the existing equity interests of the Debtors were cancelled as of the Effective Date, and as reported in the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on
June 17, 2013, a total of 1,000,004 shares of Common Stock of the Issuer were issued as of the Effective Date.

       As disclosed in Item 3 above, the Managed Accounts received 313,598 shares of Common Stock upon the Issuer's emergence from bankruptcy on account of the DIP Loans and Notes they previously held which were cancelled as of the Effective Date.

       As disclosed in the Plan (including the plan supplements thereto), and pursuant to the Plan and Confirmation Order, Justin Lu, a principal of Zazove Associates LLC, was appointed to serve as a director on the board of directors of the Issuer (the "Board") on the Effective Date. The Plan and Confirmation
Order provide solely for the composition of the initial directors on the Board as of the Effective Date. Should Mr. Lu cease to be a director on the Board, none of the Reporting Persons has any contractual right to designate his replacement or any future directors to the Board.

Item 5.  Interest in Securities of the Issuer

	(a) The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon the 1,000,004 shares of Common Stock outstanding as of March 5, 2014 as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2014.

	As of the close of business on July 11, 2014, the Reporting Persons beneficially owned 264,073 shares of Common Stock. The Reporting Persons have sole power to vote and dispose of the 264,073 shares of Common Stock. These 264,073 shares of Common Stock constitute approximately 26.4% of the shares of Common Stock outstanding.

       (b) Each of the Reporting Persons has sole voting and dispositive power with regard to the shares of Common
Stock that it beneficially holds. The responses to Item 2 above are incorporated herein by reference.

       (c) The Reporting Persons have engaged in the following transactions in the Issuer's Common Stock in the past sixty (60) days:

     Trade Date            Quantity           Price per Share
Sale 06/02/2014              3,000              $109.00
Sale 07/10/2014             22,000              $111.00
Sale 07/11/2014             20,135              $113.00


       (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

       (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

	The responses to Item 3, 4 and 5 above are incorporated herein by reference.

	On June 19, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement was attached as Exhibit 99.1 to the Schedule 13D filing made on June 20, 2013 and is incorporated herein by reference.

	Other than as described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits


SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2014

ZAZOVE ASSOCIATES, LLC


By: //Steven M. Kleiman//
________________________
Name: Steven M. Kleiman
Title:   Chief Operating Officer


ZAZOVE ASSOCIATES, INC.


By: //Steven M. KLeiman//
________________________
Name: Steven M. Kleiman
Title:   Chief Financial Officer

//Gene T. Pretti//
______________________
GENE T. PRETTI


       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)